SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549
                            SCHEDULE 13E-4
                            Amendment No. 5
              (Final Amendment, dated August 15, 1997)
                                  to
                     Issuer Tender Offer Statement
    (Pursuant to Section 13(e)(1) of the Securities Exchange Act of
                                 1934)

                          INSILCO CORPORATION
  -------------------------------------------------------------------
                           (Name of Issuer)

                          INSILCO CORPORATION
  -------------------------------------------------------------------
                 (Name of Person(s) Filing Statement)

                COMMON STOCK, $.001 PAR VALUE PER SHARE
  -------------------------------------------------------------------
                    (Title of Class of Securities)

                               457659704
                         ---------------------
                 (CUSIP Number of Class of Securities)

                            KENNETH H. KOCH
                  Vice President and General Counsel
                          Insilco Corporation
                          425 Metro Place N.
                              Fifth Floor
                          Dublin, Ohio  43017
                            (614) 791-3137
       (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of
                    the Person(s) Filing Statement)

                              COPIES TO:

                             AVIVA DIAMANT
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                       New York, New York  10004
                            (212) 859-8185

                             July 11, 1997
  -------------------------------------------------------------------
(Date Tender Offer First Published, Sent or Given to Security Holders)

                       Calculation of Filing Fee
        Transaction Valuation*:           Amount of Filing Fee:
        $110,000,000                      $22,000

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 2,857,142 shares at the maximum tender offer price per share of $38.50.

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    N/A          Filing Party:       N/A
Form or Registration No.:  N/A          Date Filed          N/A

INTRODUCTION


            This Amendment No. 5 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relating to the offer by Insilco Corporation to purchase up to 2,857,142 shares (or such lesser number of shares as are validly tendered and not withdrawn), for a purchase price of $38.50 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 11, 1997, and the related documents filed as Exhibits (a)(1) through (g)(7) to the Statement. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

            This amendment is being filed in connection with the expiration of the Offer.

            The following information is furnished pursuant to Rule 13e-4(c)(3) under the Exchange Act and General Instruction D to
       Schedule 13E-4:

            1. The Offer expired at 5:00 p.m., New York City time, on August 12, 1997.

            2. Pursuant to the Offer, 2,857,142 Shares were validly tendered and not withdrawn.

            3.   Pursuant to Section 5 of the Offer to
                 Purchase, the Company accepted for payment 2,857,142 Shares at $38.50 per share, net to the seller in cash.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby supplemented and amended as follows:

     (g)(8)      -- Press Release, dated August 12, 1997.

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   INSILCO CORPORATION



                                   By: /s/ Kenneth H. Koch
                                       --------------------------
                                   Name:  Kenneth H. Koch
                                   Title: Vice President and
                                          General Counsel

     Dated:  August 15, 1997

                             EXHIBIT INDEX
                             -------------

       EXHIBIT            DESCRIPTION
       -------            -----------

       (g)(8)        --  Press Release, dated August 12, 1997



                             NEWS RELEASE

     FOR IMMEDIATE RELEASE                   DAVID A. KAUER

                                             VICE PRESIDENT AND

                                             TREASURER

                                             (614) 792-0468

            INSILCO CORPORATION COMPLETES TENDER OFFER FOR

        ITS COMMON SHARES, CLOSES ON $150 MILLION BOND OFFERING

     COLUMBUS, OHIO, AUGUST 12, 1997 - INSILCO CORPORATION (NASDAQ:
INSL) today reported that it had purchased 2,857,142 shares for $110 million, under its previously announced offer to purchase up to 2,857,142 shares of its common stock at $38.50 net per share. The tender offer commenced on July 11, 1997 and expired on August 12, 1997 at 5:00 P.M., New York City time. The Company further reported that it accepted for purchase 1,213,422 shares from Water Street Corporate Recovery Fund I, L.P. under the tender offer. After giving effect to these share purchases, Water Street owns approximately 47% of the approximately 3.9 million Insilco common shares outstanding.

     The Company also reported that it had completed the issuance of $150 million of 10.25% senior subordinated notes, due August 15, 2007.

     Insilco Chairman and CEO, Robert L. Smialek said, "We are very pleased to have completed the tender offer and the note offering. Through these transactions, we were able to return a significant amount of cash to shareholders. The bond offering was substantially oversubscribed which demonstrates the confidence our investors have in the Company's fundamental operating performance and ability to pay down debt. Our new capital structure provides both a reduced after-tax cost of capital and the opportunity to enhance future shareholder values. We are confident that this new structure will allow us to continue to service our debt while maintaining financial flexibility to make capital investments aimed at future growth."

     Insilco Corporation, based in suburban Columbus, Ohio, is a diversified manufacturer of industrial components and a supplier of specialty publications. The Company's industrial business units serve the automotive, electronics, telecommunications and other industrial markets, and its publishing business principally serves the school yearbook market. It had revenues in 1996 of $572 million.